UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 26, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88 New York, NY 10001
(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 26, 2024, Blue World Acquisition Corporation, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “Shareholder Meeting”), where the shareholders of the Company approved by way of special resolution, among others, the Company to amend the Investment Management Trust Agreement dated January 31, 2022, as amended on May 2, 2023, June 30, 2023 and January 26, 2024 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Trustee”) to provide that the Trustee must commence liquidation of the Company’s trust account (the “Trust Account”) by April 2, 2024, or, if further extended by up to seven one-month extensions (the “Monthly Extension”), up to November 2, 2024. Upon the shareholders’ approval, on March 26, 2024, the Company and the Trustee entered into the amendment to the Trust Agreement. To effectuate each Monthly Extension, the Company will deposit the monthly extension fee in the amount of $60,000 for all remaining public in the Trust Account.

A copy of the amendment to the Trust Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 26, 2024, upon the approval of the holders of the Class B ordinary shares of the Company, Mr. Buhdy Sin Swee Bok was re-elected as the Class I director of the Company for a term expiring at the third succeeding annual general meeting after his re-election or until his successor has been elected and qualified, subject to the approval by the holders of the Class B ordinary shares of the Company. Mr. Buhdy Sin Swee Bok serves as a member of the Company’s compensation committee and the Chairman of the audit committee of the board of directors of the Company.

The Company’s board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term: Class I, with a term expiring at the first annual general meeting — Mr. Buhdy Sin Swee Bok; Class II, with a term expiring at the second annual general meeting — Messrs. Alfred J. Hickey and Zhenyu Li; and Class III, with a term expiring at the third annual general meeting — Messrs. Liang Shi and Tianyong Yan. Pursuant to the Company’s Charter, prior to our initial business combination, appointment of any director shall be approved by way of ordinary resolutions of the holders of the Class B ordinary shares of the Company.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the Shareholder Meeting, the shareholders of the Company approved the proposal to amend Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) which previously provided that the Company has until July 2, 2023 to complete a Business Combination, and may elect to extend the period to consummate a Business Combination up to nine times, each by an additional Monthly Extension, for a total of up to nine months to April 2, 2024, be deleted in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (the “Amended Charter”), which provides that the Company has until April 2, 2024 to complete a business combination, and may elect to extend the period to consummate a business combination up to seven times, each by an additional one-month extension, for a total of up to seven months to November 2, 2024.

A copy of the Amended Charter is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On February 26, 2024, the record date of the Shareholder Meeting, there were 5,002,246 issued and outstanding Class A Ordinary Shares and 1,600,000 issued and outstanding Class B ordinary shares, voting as a single class, approximately 76% of which were represented in person or by proxy at the Shareholder Meeting.

The final results for the matter submitted to a vote of the Company’s shareholders at the Shareholder Meeting are as follows:

1. The Charter Amendment Proposal

The shareholders approved the proposal to amend the Company’s Charter to provide that the Company has until April 2, 2024 to complete a business combination, and may elect to extend the period to consummate a business combination up to seven times, each by an additional one-month extension, for a total of up to seven months to November 2, 2024. The voting results were as follows:

FOR	AGAINST	ABSTAIN
4,854,399	195,777	6,000

2. The Trust Amendment Proposal

The shareholders approved the proposal to amend the Trust Agreement to provide that the Trustee must commence liquidation of the Trust Account by April 2, 2024, or, if further extended by up to nine one-month extensions, up to November 2, 2024. The voting results were as follows:

FOR	AGAINST	ABSTAIN
4,854,399	195,777	6,000

3. The Auditor Appointment Proposal

The shareholders approved the proposal to ratify the engagement of Marcum Asia CPAs LLP to serve as the Company’s independent registered public accounting firm for the year ending June 30, 2024. The voting results were as follows:

FOR	AGAINST	ABSTAIN
5,056,176	0	0

Item 8.01. Other Events.

In connection with the votes to approve the Charter Amendment Proposal, 1,059,186 Class A Ordinary Shares of the Company were rendered for redemption.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Associate, dated March 26, 2024.
10.1	Amendment to the Investment Management Trust Agreement dated March 26, 2024, between the Company and Continental Stock Transfer & Trust Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: March 29, 2024

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